UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
LASERSCOPE
(Name of Subject Company (Issuer))
Kermit Merger Corp.
an indirect subsidiary of
American Medical Systems Holdings, Inc.
(Names of Filing Persons (Offerors))
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
518081104
(CUSIP Number of Class of Securities)
Carmen L. Diersen
Executive Vice President and Chief Financial Officer
American Medical Systems Holdings, Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343
(952) 930-6000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With Copies to:
Thomas A. Letscher and Michael J. Kolar
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street, Suite 3300
Minneapolis, Minnesota 55402
(612) 607-7000
Check the appropriate boxes to designate any transactions to which this statement relates:
☑	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 4. Terms of the Transaction.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
SIGNATURE
EXHIBIT INDEX

     American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), and Kermit Merger Corp., a California corporation and an indirect subsidiary of AMS (“Purchaser”), hereby amend and supplement their Tender Offer Statement on Schedule TO, as originally filed on June 14, 2006 and as previously amended (the “Schedule TO”), relating to the third-party tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock of Laserscope, a California corporation (“Laserscope”), no par value (the “Shares”), at a purchase price of $31.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2006, and in the related Letter of Transmittal, copies of which have previously been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO (and which, each as amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
Item 4. Terms of the Transaction.
     Item 4 is hereby amended and supplemented as follows:
     (a) Clause (3) in the first paragraph of Section 15 of the Offer to Purchase, entitled, “The Tender Offer — Certain Conditions to the Offer,” is deleted in its entirety and replaced with the following:
     “(3) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exist:”
     (b) The final paragraph under Section 15 of the Offer to Purchase, entitled, “The Tender Offer — Certain Conditions to the Offer,” is deleted in its entirety and replaced with the following:
     “The foregoing conditions are for the sole benefit of AMS and Purchaser and may be asserted by AMS or, other than the Minimum Condition, may, subject to the terms of the Merger Agreement, be waived by AMS and Purchaser in their reasonable discretion in whole or in part prior to the expiration of the Offer. The failure by AMS or Purchaser to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, and the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances.”
     (c) The third paragraph under Section 11 of the Offer to Purchase, entitled, “The Merger Agreement; Other Arrangements — The Merger — Company Employee Benefit Plan Matters” is deleted in its entirety and replaced with the following:
     “Under the terms of the Merger Agreement, Laserscope was required to take certain actions necessary to terminate Laserscope’s 401(k) Savings and Investment Plan; AMS has, however, subsequently provided written notice to Laserscope waiving these obligations and requesting that Laserscope maintain its 401(k) Savings and Investment Plan in effect.”
     (d) The paragraph entitled “Introduction — Retention and Option Lock-Up Agreements” is amended and supplemented by adding the following to the end of such paragraph:
     “As of June 27, 2006, employees holding options to purchase an aggregate of 344,196 Shares had entered into Retention and Option Lock-Up Agreements.”
     (e) The portion of Section 11 of the Offer to Purchase, entitled, “The Merger Agreement; Other Arrangements — The Merger — Company Employee Benefit Plan Matters” is amended by
(i)	adding the following sentence as a separate paragraph immediately below the bullet points:

     “As of June 27, 2006, employees holding options to purchase an aggregate of 344,196 Shares had entered into Retention and Option Lock-Up Agreements.”
     and
(ii)	adding the following to the beginning of the last full paragraph under such heading:
     “The Confidentiality Agreement
     In connection with AMS’ due diligence investigation of Laserscope, AMS and Laserscope entered into a confidentiality agreement dated February 16, 2006 (the “Confidentiality Agreement”). The”
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     Item 9 is hereby amended and supplemented by adding “in the form of a flat fee.” to the end of the first sentence of the first paragraph of Section 18 of the Offer to Purchase, entitled “The Tender Offer — Fees and Expenses.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KERMIT MERGER CORP.
By:	/s/ Carmen L. Diersen
	Name:	Carmen L. Diersen
	Title:	Chief Financial Officer and Secretary

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
By:	/s/ Carmen L. Diersen
	Name:	Carmen L. Diersen
	Title:	Executive Vice President and Chief Financial Officer

Dated: June 29, 2006

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(A)	Offer to Purchase, dated June 14, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on June 14, 2006.
(a)(1)(G)	Press release issued by American Medical Systems Holdings, Inc., dated June 14, 2006.
(a)(1)(H)
Press release issued by American Medical Systems Holdings, Inc., dated June 28, 2006 (incorporated by reference to Exhibit 99.1 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).

(b)(1)	Commitment Letter and Term Sheet, dated June 3, 2006, between CIT Healthcare LLC and American Medical Systems, Inc.
(b)(2)	Commitment Letter and Term Sheet, dated June 3, 2006, between Piper Jaffray & Co. and Deephaven Capital Management, LLC and American Medical Systems, Inc.
(b)(3)	Indenture for Convertible Notes (incorporated by reference to Exhibit 4.1 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(b)(4)	Form of Convertible Notes (incorporated by reference to Exhibit 4.2 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(d)(1)	Agreement and Plan of Merger, dated as of June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp.
(d)(2)	Form of Shareholder Agreement by and between American Medical Systems Holdings, Inc. and each of the directors and certain officers of Laserscope.
(d)(3)	Confidentiality Agreement, dated as of February 16, 2006, by and between Laserscope and American Medical Systems Holdings, Inc.
(d)(4)(i)
Form of Retention Agreement for eligible finance and accounting employees of Laserscope (incorporated by reference to Exhibit (e)(10)(i) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).

(d)(4)(ii)	Form of Retention Agreement for other eligible employees of Laserscope (incorporated by reference to Exhibit (e)(10)(ii) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(g),(h)	None.
     All exhibits previously filed.